September 19, 2013

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Justin Dobbie, Legal Branch Chief

Re:	Navios Maritime Holdings Inc.
Amendment No. 4 to Registration Statement on Form F-3
Filed September 11, 2013
File No. 333-189231
Request for Acceleration

Ladies and Gentlemen:

Pursuant to Rule 461 of Regulation C promulgated under the Securities Act of 1933, as amended, Navios Maritime Holdings Inc. (the “Registrant”) hereby respectfully requests acceleration of the effective date of its Amendment No. 4 to Registration Statement on Form F-3 (File No. 333-189231) (the “Registration Statement”), so that it may become effective at 4:00 p.m. (Eastern Time) on Monday, September 23, 2013, or as soon thereafter as practicable.

The Registrant hereby acknowledges that:

(i)	should the U.S. Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

(ii)	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

(iii)	the Registrant may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

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Please call Kenneth Koch, Esq. of Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C., counsel to the Registrant, at (212) 692-6768 with any comments or questions regarding this matter.

Very truly yours,

Navios Maritime Holdings Inc.

By:	/s/ Angeliki Frangou
Angeliki Frangou
Chief Executive Officer

cc:	Securities and Exchange Commission (Ada D. Sarmento, Division of Corporate Finance)
Navios Maritime Holdings Inc. (Mr. George Achniotis)